EXHIBIT 99.1

Alpha and Omega Semiconductor to Host Annual Shareholder Meeting in Hong Kong

SUNNYVALE, Calif., October 18, 2010 — Alpha and Omega Semiconductor Limited, or AOS (Nasdaq: AOSL), a designer, developer and global supplier of a broad range of power semiconductors, today announced that it will host its 2010 annual shareholder meeting on November 18, 2010 in Hong Kong.

When:

Hong Kong local time:

Thursday, November 18, 2010

9:00 a.m. -11:00 a.m.

U.S. PST:

Wednesday, November 17, 2010

5:00 p.m. -7:00 p.m.

Where:

Hyatt Regency Hong Kong

Tsim Sha Tsui Hotel

18 Hanoi Road

Tsim Sha Tsui, Kowloon

Hong Kong

Additional details about the annual meeting, including the proposals to be presented at the meeting, are contained in the Notice of Annual Meeting and related proxy statement distributed to the shareholders and filed with the Securities and Exchange Commission on or about October 18, 2010. The Notice of Annual Meeting and relating proxy statement, including our Annual Report on Form 20-F for the fiscal year ended June 30, 2010, are also available online at the Investor Relations section of our website at http://investor.aosmd.com/.

Reservations:

Financial analysts, shareholders, and members of the news media are welcome to attend. Registration is required in advance by calling Investor Relations at 408-789-3204, or by sending an email to hguan@aosmd.com no later than end of business on November 10, 2010.

About AOS

Alpha and Omega Semiconductor Limited, or AOS, is a designer, developer and global supplier of a broad range of power semiconductors, including a wide portfolio of Power MOSFET and Power IC products. AOS seeks to differentiate itself by integrating its expertise in device physics, process technology, design and advanced packaging to optimize product performance and cost, and its product portfolio is designed to meet the ever increasing power efficiency requirements in high volume applications, including portable computers, flat panel displays, battery packs, portable media players and power supplies. For more information, please visit www.aosmd.com.

Forward Looking Statements

This press release contains forward-looking statements that are based on current expectations, estimates, forecasts and projections of future performance based on management’s judgment, beliefs, current trends and market conditions, and involve risks and uncertainties that may cause actual results to differ materially from those contained in the forward-looking statements. These factors include, but are not limited to, the ability to introduce and develop new products that achieve market acceptance, the ability to achieve design wins, the general business and economic conditions, the state of semiconductor industry, and other risks as described in the Company’s filings with the Securities and Exchange Commission. Although the Company believes that the expectations reflected in the forward looking statements are reasonable, it cannot guarantee future results, level of activity, performance, or achievements. You should not place undue reliance on these forward-looking statements. All information provided in this press release is as of today’s date, unless otherwise stated, and AOS undertakes no duty to update such information, except as required under applicable law.

CONTACT:	Alpha and Omega Semiconductor Limited
Investor Relations Contact
Hao Guan
408.789.3204
hguan@aosmd.com